Exhibit 99.2

noco-noco Inc.

(incorporated in the Cayman Islands with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

TO BE HELD ON OCTOBER 7 , 2024

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of noco-noco Inc. (the “Company”) will be held on October 7, 2024 at 9:00A.M. (Singapore time) at 3 Temasek Avenue, Centennial Tower, Level 18, Singapore 039190 (limited seats only to the first 10 members, please reserve via email to proxy@noco-noco.com) and virtually via Webcast https://edge.media-server.com/mmc/p/duy5fxmp for the purpose of considering and voting upon, and, if thought fit, passing and approving the following resolutions:

(i)
“RESOLVED, as an ordinary resolution, that the Company effect a share consolidation of the Company’s authorised, issued and outstanding ordinary shares at a consolidation ratio of up to fifty-to-one (50:1) (the “RS Ratio”), such that the number of authorised, issued and outstanding ordinary shares will be decreased by the RS Ratio and the par value of each authorised, issued and outstanding ordinary shares will be increased by the RS Ratio (collectively, the “Share Consolidation”), with such Share Consolidation to be effected at such time and date (the “Effective Time”), if at all, and at a precise RS Ratio of up to fifty-to-one (50:1) , in each case, as determined by the board of directors of the Company (the “Board”) in its discretion within ten (10) days of obtaining the requisite shareholder approval for the Share Consolidation, and with such consolidated shares (the “Consolidated Shares”) having the same rights and being subject to the same restrictions (save as to nominal value) as the existing ordinary shares of US$0.0001 par value each of the Company as set out in the Company’s memorandum and articles of association, and all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company be authorised to round up any fractional shares resulting from the Share Consolidation, such that each relevant shareholder will be entitled to receive one Consolidated Share in lieu of any fractional share that would have been resulted from the Share Consolidation. ”

(ii)
“RESOLVED, as an ordinary resolution, that the authorised share capital of the Company, subject to the approval and implementation of the Share Consolidation and adjustment pending the Board’s determination of the precise RS Ratio, be altered from US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 par value each to US$50,000 divided into a minimum of 10,000,000 ordinary shares of up to US$0.005 par value each (for a RS Ratio of fifty-to-one (50:1) ) with effect from the Effective Time.”

(iii)
“RESOLVED, as a special resolution, that subject to the approval and implementation of the Share Consolidation, the Company adopts, with effect from the Effective Time, the form of the second amended and restated memorandum and articles of association (a copy of which is attached to the accompanying Form 6-K as Exhibit 99.4 , subject to adjustment solely in respect of the final authorised share capital amount pending the Board’s determination of the precise RS Ratio) (the “Amended M&A”) in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Consolidation and other administrative updates (including, without limitation, insertion of provisions allowing the Company to conduct hybrid or virtual general meeting in the future,the updated requirements on written ordinary resolutions of shareholders and publication of notice of general meeting on website).”

(iv)
“RESOLVED, as an ordinary resolution, that the adjournment of the EGM to a later date or dates (a) to the extent necessary or convenient to ensure that any required supplement or amendment to the Form 6-K is provided to shareholders or (b) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the EGM be approved.”

The Board of Directors has fixed the close of business on August 16 , 2024 (New York time) as the record date (the “Record Date”). All holders of our ordinary shares, on the Record Date are entitled to receive notice of and to vote at our extraordinary general meeting or any adjournment or postponement thereof.

If you are a holder of our ordinary shares on the Record Date, you are cordially invited to attend the extraordinary general meeting. Your vote is important. If you cannot attend the extraordinary general webcast meeting on your own , you are urged to complete, sign, date and return the accompanying form of proxy by mail to the Company’s office at 3 Temasek Avenue Centennial Tower, Level 18, Singapore 039190, Attention: noco-noco EGM team, or by email to proxy@noco-noco.com as soon as possible and in any event no later than 10:00 a.m. October 4, 2024 (Singapore time).

BY ORDER OF THE BOARD OF DIRECTOR
Masataka Matsumura Director and Chief Executive Officer Date: August 22 , 2024